Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Annual Report of Dominion Resources, Inc. on Form U5S for the year ended December 31, 2001, filed pursuant to the Public Utility Holding Company Act of 1935, of our reports dated January 22, 2002 (which reports express an unqualified opinion and include an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, discussed in Note 9 to the consolidated financial statements, and a change in the method of accounting used to develop the market-related value of pension plan assets in 2000, discussed in Note 3 to the consolidated financial statements), appearing in the Annual Report on Form 10-K of Virginia Electric and Power Company for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP

April 30, 2002
Richmond, Virginia